Exhibit 11

BRUSH ENGINEERED MATERIALS INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	Second Quarter Ended		First Half Ended
	July 2,	July 3,	July 2,	July 3,
	2010	2009	2010	2009

Basic:
Average shares outstanding	20,323,000	20,186,000	20,290,000	20,159,000

Net income (loss)	$13,719,000	$(785,000)	$20,440,000	$(8,930,000)
Per share amount	$0.68	$(0.04)	$1.01	$(0.44)

Diluted:
Average shares outstanding	20,323,000	20,186,000	20,290,000	20,159,000
Dilutive stock securities based on the treasury stock method using average market price	277,000	—	244,000	—

Totals	20,600,000	20,186,000	20,534,000	20,159,000

Net income (loss)	$13,719,000	$(785,000)	$20,440,000	$(8,930,000)
Per share amount	$0.67	$(0.04)	$1.00	$(0.44)